Page 25 of 74 Pages



                                    EXHIBIT E

                                                                  April 18, 2000

Morgan Stanley & Co. International Limited on behalf of itself and on behalf of the Underwriters named in
     Schedule 1 to the Underwriting Agreement
C/o Morgan Stanley & Co. International Limited
     25 Cabot Square
     Canary Wharf
     London E14 4AQ
     United Kingdom


     Ladies and Gentlemen:


     The undersigned understands that Morgan Stanley & Co. International Limited and the other several Underwriters named in Schedule 1 to the Underwriting Agreement propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with QB Communications AG, a stock corporation incorporated under the laws of the Federal Republic of Germany (the "Company") providing for the public offering (the "Public Offering) by the several Underwriters of 20,200 shares (the "Shares") of the common stock, EUR 1 nominal notional amount per share, of the Company (the "Common Stock").

     To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus"),
     (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company's common stock (regardless whether purchased before or during this Public Offering) or any securities convertible into or exercisable or exchangeable for the Company's common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company's common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Company's common stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale of any Shares to the Underwriters pursuant to the Underwriting Agreement or (b) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of the Company's common stock or any security convertible into or exercisable or exchangeable for the Company's common stock.

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                                                             Page 26 of 74 Pages


     Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.


Very truly yours,

     Name       /s/ John C. Baker
                ----------------------------
     Address    540 Madison Avenue
                New York, NY 10022
                (John C. Baker)